SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Notice regarding potential amendments to the Indenture.

TELECOM ARGENTINA S.A.

Telecom Argentina S.A. (“Telecom Argentina”) announces that it is considering alternatives to propose to Holders of Series A Notes due 2014 and Series B Notes due 2011 (the “Notes”) an amendment to two sections of the Indenture under which the Notes were issued, in order to eliminate that portion of the covenants that limit the ability of its subsidiary Telecom Personal S.A. to make capital expenditures and certain commitments related to the reinvestment of distribution payments received from such subsidiary.

For this purpose, Telecom Argentina will analyze the applicable legal procedures and will explore the market possibilities to obtain the consent of the Holders to the amendments of the Indenture contract above mentioned.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: February 10, 2006	By:	/s/ AMADEO R. VÁZQUEZ
	Name:	Amadeo R. Vázquez
	Title:	President